UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
——————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
——————————
For the month of October 2004

Commission File Number: 001-31368

SANOFI-AVENTIS
(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

     On October 21, 2004, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the press release attached hereto as Exhibit 99.1 and made available the materials attached hereto as Exhibit 99.2, each of which exhibits is incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release, dated October 21, 2004, announcing sales figures for third quarter 2004
Exhibit 99.2	Presentation, dated October 21, 2004, given during third quarter sales conference call

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2004	SANOFI-AVENTIS

	By:	/s/ Jean-Claude Leroy
		Name:	Jean-Claude Leroy
		Title:	Senior Vice President & Chief Financial Officer

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release, dated October 21, 2004, announcing sales figures for third quarter 2004
Exhibit 99.2	Presentation, dated October 21, 2004, given during third quarter sales conference call